Exhibit 23.3
CONSENT OF RYDER SCOTT COMPANY, L.P.

We have issued our report dated January 5, 2023 on estimates of proved reserves, future production and income attributable to certain royalty interests of Viper Energy Partners LP (now known as Viper Energy, Inc.) (“Viper”), prepared as of December 31, 2022 (the “Reserve Report”), included in Viper’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”). As independent oil and gas consultants, we hereby consent to (i) the inclusion or incorporation by reference of the Reserve Report and the information contained therein and information from our prior reserve reports referenced in this Current Report on Form 8-K/A (this “Form 8-K/A”) and (ii) all references to our firm in this Form 8-K/A.

/s/ Ryder Scott Company, L.P.

RYDER SCOTT COMPANY, L.P.
TBPELS Firm Registration No. F-1580

Houston, Texas
November 13, 2023